UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Sustainability Report of KB Financial Group Inc. for 2025

On June 30, 2026, KB Financial Group Inc. (“KB Financial Group”) published its sustainability report for 2025 (the “Report”), prepared in accordance with the Sustainability Disclosure Standard No. 1 (‘General Requirements for Disclosure of Sustainability-related Financial Information’) and Standard No. 2 (‘Climate-related Disclosures’), issued by the Korea Sustainability Standards Board (“KSSB”) of the Korea Accounting Institute. The financial performance included in the Report has been prepared on a consolidated basis in accordance with Korean International Financial Reporting Standards. In preparing its sustainability-related financial disclosures, KB Financial Group applied the KSSB Sustainability Disclosure Standards to identify applicable disclosure requirements for sustainability-related risks and opportunities that could reasonably be expected to affect its prospects, while also referencing the disclosure topics outlined in the standards of the Sustainability Accounting Standards Board.

The Report identifies sustainability-related risks and opportunities by applying the Sustainability Disclosure Standards No. 1 and No. 2 of the KSSB. It discloses financially material information in a consistent and comparable format, structured around the following four core pillars: ‘Governance’, ‘Strategy’, ‘Risk Management’ and ‘Metrics and Targets.’

In particular, the Report provides detailed qualitative and quantitative information regarding how the risks and opportunities associated with the five topics identified through a financial materiality assessment (‘Risk Management’, ‘Climate Action’, ‘Financial Consumer Protection’, ‘Information Security’ and ‘Digital Innovation & Technology’) impact the Group’s financial position, financial performance and cash flows over the short, medium and long term.

To ensure the objectivity and credibility of the disclosed information, KB Financial Group has obtained third-party assurance from an independent professional verification agency. This process involved not only a review of the accuracy of the narrative disclosures in accordance with the KSSB Sustainability Disclosure Standards, but also verification of KB Financial Group’s greenhouse gas emissions data (Scopes 1, 2 and 3), which may carry a high financial impact. The original copy of the independent assurance statement is available in the Appendix of the Report.

For more detailed information, please refer to the Report, which is currently available in Korean on KB Financial Group’s website at www.kbfg.com. The English version of the Report is scheduled to be posted on or about July 15, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 30, 2026	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer